NS GROUP, INC.	March 31, 2005	Form 10-Q	Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(thousands of dollars)

	Three Months Ended
	3/31/2005	3/31/2004
Earnings
Pretax income (loss)	$22,707	$5,144

Interest expense	159	318
Interest portion of rent expense (a)	146	112

	$23,012	$5,574

Fixed Charges
Interest expense	$159	$318
Interest portion of rent expense (a)	146	112

	$305	$430

Ratio of Earnings to Fixed Charges	75.4	13.0

(a) One-third of rent expense is the portion deemed representative of the interest factor.